Exhibit 6.1

Execution copy

MEMBERSHIP INTEREST PURCHASE AGREEMENT

by and between

D. Jones Tailored Collection, Ltd.,

as Seller

and

Denim.LA, Inc.,

as Buyer

Dated effective as of October 14, 2020

TABLE OF CONTENTS

ii

Execution copy

MEMBERSHIP INTEREST PURCHASE AGREEMENT

This Membership Interest Purchase Agreement (this “Agreement”), effective as of October 14, 2020 (the “Effective Date”), is entered into by and between D. Jones Tailored Collection, Ltd., a Texas limited partnership (the “Seller”), and Denim.LA, Inc., a Delaware corporation (“Buyer”). Seller and Buyer are sometimes collectively referred to herein as the “Parties” and individually as a “Party.”

RECITALS

WHEREAS, Seller owns all of the issued and outstanding membership interests (the “Membership Interests”), in Harper & Jones, LLC, a Texas single–member limited liability company that is a subchapter S corporation for federal income tax purposes pursuant to Code § 1362 (the “Company”);

WHEREAS, Seller wishes to transfer to Buyer, and Buyer wishes to acquire from Seller, the Membership Interests, subject to the terms and conditions set forth herein; and

WHEREAS, a portion of the purchase price payable by Buyer to Seller shall be placed in escrow by Buyer, the release of which shall be contingent upon certain events and conditions, all as set forth in this Agreement and the Escrow Agreement (as defined herein).

NOW, THEREFORE, in consideration of the mutual covenants and agreements hereinafter set forth and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereto agree as follows:

ARTICLE I
Definitions

The following definitions shall apply to capitalized terms (or phrases) defined below and used throughout this Agreement:

“Acquisition” or “Acquisitions” means any one or all entities, as the case may be, to be acquired by Buyer concurrently on the closing of the IPO or Uplisting.

“Acquisition Proposal” means any inquiry, proposal or offer from any Person (other than Buyer or any of its Affiliates) concerning (a) a merger, consolidation, liquidation, recapitalization or other business combination transaction involving the Company; (b) the issuance or acquisition of membership interests in the Company; or (c) the sale, lease, exchange or other disposition of any significant portion of the Company’s properties or assets.

“Action” means any claim, action, cause of action, demand, lawsuit, arbitration, inquiry, audit, notice of violation, proceeding, litigation, citation, summons, subpoena or investigation of any nature, civil, criminal, administrative, regulatory or otherwise, whether at law or in equity.

“Affiliate” of a Person means any other Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such Person. The term “control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

“Agreed to Dollar Value” means the aggregate dollar value of Buyer Shares issued or issuable with respect to a subject Acquisition as reflected in the agreement pursuant to which Buyer agreed to acquire the subject entity.

“Agreement” has the meaning set forth in the preamble.

“Ancillary Documents” means the Employment Agreement, the Escrow Agreement and the Assignment.

“Arbitration Notice” has the meaning set forth in Section 9.12(b).

“Assignment” has the meaning set forth in Section 2.04(b)(i)(A).

“Bailey” means Bailey 44, LLC, Delaware limited liability company.

“Bailey Holders” means former holders of membership interests in Bailey who were issued Buyer Shares pursuant to that certain Agreement and Plan of Merger dated as of February 12, 2020, is entered into by and between Bailey, Norwest Venture Partners XI, LP, a Delaware limited partnership, and Norwest Venture Partners XII, LP, a Delaware limited partnership, on the one hand, and Buyer and Denim.LA Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of Buyer, on the other hand.

“Bailey Holders Dollar Value” shall mean Eleven Million and No/100 Dollars ($11,000,000.00).

“Balance Sheet” has the meaning set forth in Section 3.06.

“Balance Sheet Date” has the meaning set forth in Section 3.06.

“Benefit Plan” has the meaning set forth in Section 3.20(a).

“Business Day” means any day except Saturday, Sunday or any other day on which commercial banks located in New York City, New York, are authorized or required by Law to be closed for business.

“Buyer” has the meaning set forth in the preamble.

“Buyer Fundamental Representation” has the meaning set forth in Section 7.01.

“Buyer Indemnifiable Amount” has the meaning set forth in Section 7.03.

“Buyer Indemnified Parties” has the meaning set forth in Section 7.02.

“Buyer Shares” means the outstanding common stock of Buyer on a fully diluted and fully converted basis, issued in connection with and in furtherance of the Acquisitions (including the Subject Acquisition).

“Buyer’s Accountants” means dbbmckennon, independent registered public accounting firm.

“Buyer’s Disclosure Schedule Update” has the meaning set forth in Section 6.03(a).

“CERCLA” means the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended by the Superfund Amendments and Reauthorization Act of 1986, 42 U.S.C. §§ 9601 et seq.

“Change of Control Payments” means the aggregate amount of all change of control, bonus, termination, transaction, retention and severance payments, forgiveness of Indebtedness, increase in benefits or other similar payments or Liabilities that are accrued, incurred or payable by the Company prior to or at the Closing or as a result of the consummation of the transactions contemplated by this Agreement pursuant to any arrangement in effect as of the Effective Date or the Closing, to any Person as a result of or connection with the transactions contemplated by this Agreement (including any severance, termination and other payments that may arise in the future as a result of any termination of employment by the Company after Closing).

“Claim” has the meaning set forth in Section 7.05.

“Claim Notice” has the meaning set forth in Section 7.05.

“Closing” has the meaning set forth in Section 2.03.

“Closing Date” has the meaning set forth in Section 2.03.

“Closing Indebtedness” means, as of the close of business on the Closing Date, the Indebtedness of the Company plus any unpaid Company Transaction Expenses.

“Closing Indebtedness Statement” has the meaning set forth in Section 2.05(a).

“Closing Indebtedness Protest Notice” has the meaning set forth in Section 2.05(c).

“Code” means the Internal Revenue Code of 1986, as amended.

“Company” has the meaning set forth in the recitals.

“Company Transaction Expenses” means (i) all costs, fees and expenses incurred or accrued by the Company or the Seller in connection with any efforts to sell the Membership Interests, and the preparation, negotiation, execution and delivery of this Agreement and the consummation of the transactions contemplated by this Agreement and the Ancillary Documents, in each case, including any amounts payable to financial, tax, accounting and legal advisors, brokers or consultants; (ii) any obligations to pay any current or former directors, employees or consultants of the Company any compensation, commission or other benefit arising or resulting from, triggered by or otherwise in connection with the execution of this Agreement or the transactions contemplated by this Agreement (including any Change in Control Payment), in each case, together with any Taxes relating thereto or arising therefrom; and (iii) all premiums and cost of any insurance tail policies; for each of the preceding sections (i), (ii) and (iii), whether or not any of the foregoing is actually invoiced, assessed or billed to the Company or Seller prior to or at the Closing.

“Contracts” means all contracts, leases, deeds, mortgages, licenses, instruments, notes, commitments, undertakings, indentures, joint ventures and all other agreements, commitments and legally binding arrangements, whether written or oral.

“Disclosure Schedules” means the Disclosure Schedules delivered by the Seller and Buyer concurrently with the execution and delivery of this Agreement.

“Dispute” has the meaning set forth in Section 9.12.

“Dispute Notice” has the meaning set forth in Section 9.12(a).

“Dollars or $” means the lawful currency of the U.S.

“Effective Date” has the meaning set forth in the preamble.

“Employment Agreement” means that certain Employment Agreement, dated as of the Closing Date, by and between Buyer and Drew Jones, an individual resident of Texas.

“Encumbrance” means any charge, claim, community property interest, pledge, condition, equitable interest, lien (statutory or other), option, security interest, mortgage, easement, encroachment, right of way, right of first refusal, or restriction of any kind, including any restriction on use, voting, transfer, receipt of income or exercise of any other attribute of ownership.

“Environmental Claim” means any Action, Governmental Order, lien, fine, penalty, or, as to each, any settlement or judgment arising therefrom, by or from any Person alleging liability of whatever kind or nature (including liability or responsibility for the costs of enforcement proceedings, investigations, cleanup, governmental response, removal or remediation, natural resources damages, property damages, personal injuries, medical monitoring, penalties, contribution, indemnification and injunctive relief) arising out of, based on or resulting from: (a) the presence, Release of, or exposure to, any Hazardous Materials; or (b) any actual or alleged non-compliance with any Environmental Law or term or condition of any Environmental Permit.

“Environmental Law” means any applicable Law, and any Governmental Order or binding agreement with any Governmental Authority: (a) relating to pollution (or the cleanup thereof), the protection of natural resources, endangered or threatened species, human health or safety or the environment (including ambient air, soil, surface water or groundwater or subsurface strata); or (b) concerning the presence of, exposure to, or the management, manufacture, use, containment, storage, recycling, reclamation, reuse, treatment, generation, discharge, transportation, processing, production, disposal or remediation of any Hazardous Materials; and shall include, without limitation, the following (including the implementing regulations and any state analogs): CERCLA; the Solid Waste Disposal Act, as amended by the Resource Conservation and Recovery Act of 1976, as amended by the Hazardous and Solid Waste Amendments of 1984, 42 U.S.C. §§ 6901 et seq.; the Federal Water Pollution Control Act of 1972, as amended by the Clean Water Act of 1977, 33 U.S.C. §§ 1251 et seq.; the Toxic Substances Control Act of 1976, as amended, 15 U.S.C. §§ 2601 et seq.; the Emergency Planning and Community Right–to–Know Act of 1986, 42 U.S.C. §§ 11001 et seq.; the Clean Air Act of 1966, as amended by the Clean Air Act Amendments of 1990, 42 U.S.C. §§ 7401 et seq.; and the Occupational Safety and Health Act of 1970, as amended, 29 U.S.C. §§ 651 et seq.

“Environmental Notice” means any written directive, notice of violation or infraction, or notice respecting any Environmental Claim relating to actual or alleged non-compliance with any Environmental Law or any term or condition of any Environmental Permit.

“Environmental Permit” means any Permit, letter, clearance, consent, waiver, closure, exemption, decision or other action required under or issued, granted, given, authorized by or made pursuant to Environmental Law.

“Equipment” has the meaning set forth in Section 3.19(b).

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and the regulations promulgated thereunder.

“ERISA Affiliate” means all employers (whether or not incorporated) that would be treated together with the Company or any of its Affiliates as a “single employer” within the meaning of Section 414 of the Code or Section 4001 of ERISA.

“Escrow Account” means the account established by the Parties with the Escrow Agent pursuant to the terms of the Escrow Agreement.

“Escrow Agent” means a third–party to be mutually acceptable by and among the Parties to act as Escrow Agent pursuant to the Escrow Agreement.

“Escrow Agreement” means the Escrow Agreement to be entered into by Buyer, Seller and Escrow Agent at Closing, substantially in the form of Exhibit B.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Existing Holders Dollar Value” shall mean Forty Million and No/100 Dollars ($40,000,000.00).

“Existing Holders’ Shares” means all Buyer Shares that existing stockholders of Buyer (excluding shares held by the Bailey Holders) will own on the date of the IPO (excluding shares issuable in connection with the IPO) or the date of the Uplisting, whichever first occurs.

“Final Indebtedness” means the Closing Indebtedness as finally determined pursuant to Section 2.05.

“Final Offer” has the meaning set forth in Section 9.12(d).

“Financial Statements” has the meaning set forth in Section 3.06.

“Governmental Authority” means any federal, state, local or foreign government or political subdivision thereof, or any agency or instrumentality of such government or political subdivision, or any self–regulated organization or other non–governmental regulatory authority or quasi–governmental authority (to the extent that the rules, regulations or orders of such organization or authority have the force of Law), or any arbitrator, court or tribunal of competent jurisdiction.

“Governmental Order” means any order, writ, judgment, injunction, decree, stipulation, determination or award entered by or with any Governmental Authority and the IRS, including any compromise or settlement agreement.

“Hazardous Materials” means (a) any material, substance, chemical, waste, product, derivative, compound, mixture, solid, liquid, mineral or gas, in each case, whether naturally occurring or manmade, that is hazardous, acutely hazardous, toxic, or words of similar import or regulatory effect under Environmental Laws; and (b) any petroleum or petroleum–derived products, radon, radioactive materials or wastes, asbestos in any form, lead or lead–containing materials, urea formaldehyde foam insulation and polychlorinated biphenyls.

“Indebtedness” means, without duplication and with respect to the Company, all (a) indebtedness for borrowed money; (b) accounts payable; (c) obligations for the deferred purchase price of property or services, (d) long or short-term obligations evidenced by notes, bonds, debentures or other similar instruments, (e) obligations under any interest rate, currency swap or other hedging agreement or arrangement; (f) capital lease obligations; (g) reimbursement obligations under any letter of credit, banker’s acceptance or similar credit transactions; (h) guarantees made by the Company on behalf of any third party in respect of obligations of the kind referred to in the foregoing clauses (a) through (g); and (i) any unpaid interest, prepayment penalties, premiums, costs and fees that would arise or become due as a result of the prepayment of any of the obligations referred to in the foregoing clauses (a) through (h).

“Indemnified Party” means any Party entitled to indemnification pursuant to Article VII.

“Indemnifying Party” means any Party required to provide indemnification pursuant to Article VII.

“Independent Accounting Firm” has the meaning set forth in Section 2.05(c).

“Intellectual Property” means any and all rights in, arising out of, or associated with any of the following in any jurisdiction throughout the world: (a) issued patents and patent applications (whether provisional or non-provisional), including divisionals, continuations, continuations–in–part, substitutions, reissues, reexaminations, extensions or restorations of any of the foregoing, and other indicia of invention ownership (including certificates of invention, petty patents, and patent utility models) issued by any Governmental Authority (“Patents”); (b) trademarks, service marks, brands, certification marks, logos, trade dress, trade names and other similar indicia of source or origin, together with the goodwill connected with the use of and symbolized by, and all registrations, applications for registration and renewals of any of the foregoing (“Trademarks”); (c) copyrights and works of authorship, whether or not copyrightable, and all registrations, applications for registration, and renewals of any of the foregoing (“Copyrights”); (d) internet domain names and social media account or user names (including “handles”), whether or not Trademarks, all associated web addresses, URLs, websites and web pages, social media sites and pages, and all content and data thereon or relating thereto, whether or not Copyrights; (e) mask works and all registrations, applications for registration and renewals thereof; (f) industrial designs, and all Patents, registrations, applications for registration and renewals thereof; (g) trade secrets, know–how, inventions (whether or not patentable), discoveries, improvements, technology, business and technical information, databases, data compilations and collections, tools, methods, processes, techniques and other confidential and proprietary information and all rights therein (“Trade Secrets”); (h) computer programs, operating systems, applications, firmware and other code, including all source code, object code, application programming interfaces, data files, databases, protocols, specifications and other documentation thereof; (i) rights of publicity; and (j) all other intellectual or industrial property and proprietary rights.

“IPO” means the initial firm commitment public offering of Buyer Shares on the Nasdaq or the NYSE American, as the case may be.

“IPO Price” means the per share price of Buyer Shares sold in the IPO.

“IRS” means the Internal Revenue Service.

“Knowledge” or any other similar knowledge qualification, means the actual knowledge of Seller, the Company or Buyer, as the case may be.

“Law” means any statute, law, ordinance, regulation, rule, code, order, constitution, treaty, common law, judgment, decree, other requirement or rule of law of any Governmental Authority.

“Lease Agreements” has the meaning set forth in Section 3.10(c).

“Leased Real Property” has the meaning set forth in Section 3.10(c).

“Liability” and “Liabilities” have the meanings set forth in Section 3.07.

“Losses” means losses, damages, Liabilities, deficiencies, Actions, judgments, interest, awards, penalties, fines, costs or expenses of whatever kind, including reasonable attorneys’ fees and the cost of enforcing any right to indemnification hereunder and the cost of pursuing any insurance providers, but excluding punitive and consequential damages.

“Material Adverse Effect” means any event, occurrence, fact, condition or change that is individually or in the aggregate materially adverse to (a) the business, results of operations, condition (financial or otherwise) or assets of the Company or (b) the ability of Seller to consummate the transactions contemplated by this Agreement on a timely basis; provided, however, that “Material Adverse Effect” shall not include any event, occurrence, fact, condition or change, directly or indirectly, arising out of or attributable to: (i) general economic or political conditions, (ii) conditions generally affecting the industry in which the Company operates, (iii) any changes in financial or securities markets in general or (iv) acts of war (whether or not declared), armed hostilities or terrorism, or the escalation or worsening thereof; provided further, however, that any event, occurrence, fact, condition or change referred to in clauses (i) through (iv) immediately above shall be taken into account in determining whether a Material Adverse Effect has occurred to the extent that such event, occurrence, fact, condition or change has had a disproportionately adverse effect on the Company relative to other participants in the industry in which the Company conducts its business.

“Material Contracts” has the meaning set forth in Section 3.09(a).

“Material Customers” has the meaning set forth in Section 3.15(a).

“Material Supplies” has the meaning set forth in Section 3.15(b).

“Membership Interests” has the meaning set forth in the recitals.

“Nasdaq” means the National Association of Securities Dealers Automated Quotation market and securities exchange or any successor national securities exchange or trading market in the U.S.

“NYSE American” means NYSE American LLC or any successor that is a national securities exchange registered under Section 6 of the Exchange Act.

“Organizational Documents” means (a) in the case of a Person that is a corporation, its articles or certificate of incorporation and its bylaws, regulations or similar governing instruments required by the laws of its jurisdiction of formation or organization; (b) in the case of a Person that is a partnership, its articles or certificate of partnership, formation or association, and its partnership agreement (in each case, limited, limited liability, general or otherwise); (c) in the case of a Person that is a limited liability company, its articles or certificate of formation or organization, and its limited liability company agreement or operating agreement; and (d) in the case of a Person that is none of a corporation, partnership (limited, limited liability, general or otherwise), limited liability company or natural person, its governing instruments as required or contemplated by the Laws of its jurisdiction of organization.

“OTC” means any one of over the counter markets through which the Buyer Shares may be listed and traded.

“Party” and “Parties” have the meanings set forth in the preamble.

“Permits” means all permits, licenses, franchises, approvals, authorizations, registrations, certificates, variances and similar rights obtained, or required to be obtained, from any Governmental Authority.

“Permitted Encumbrances” has the meaning set forth in Section 3.10(a).

“Person” means an individual, corporation, partnership, joint venture, limited liability company, unincorporated organization, trust, association or other entity.

“Protest Period” has the meaning set forth in Section 2.05(c).

“Purchase Price” has the meaning set forth in Section 2.02.

“Real Property” means the real property owned, leased or subleased by the Company, together with all buildings, structures and facilities located thereon.

“Release” means any actual or threatened release, spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping, abandonment, disposing or allowing to escape or migrate into or through the environment (including, without limitation, ambient air (indoor or outdoor), surface water, groundwater, land surface or subsurface strata or within any building, structure, facility or fixture).

“Representative” means, with respect to any Person, any and all directors/managing members, managers, officers, employees, consultants, financial advisors, counsel, accountants and other agents of such Person.

“Securities Act” has the meaning set forth in Section 3.24(b).

“Seller” has the meaning set forth in the preamble.

“Seller’s Accountants” means Howard, LLP, a Texas limited liability partnership.

“Seller’s Disclosure Schedule Update” has the meaning set forth in Section 6.02(a).

“Seller Fundamental Representation” has the meaning set forth in Section 7.01.

“Seller Indemnifiable Amount” has the meaning set forth in Section 7.02.

“Seller Indemnified Parties” has the meaning set forth in Section 7.03.

“Sold Buyer Shares” means Buyer Shares sold by Seller within the period that is one (1) year from the Closing Date.

“Sold Buyer Shares Gross Proceeds” means the aggregate gross proceeds received by Seller from sales of Sold Buyer Shares within the period that is one (1) year from the Closing Date.

“Subject Acquisition” means the acquisition of the Company by Buyer pursuant to this Agreement.

“Subject Acquisition Shares” means the percentage of the aggregate number of Buyer Shares issued pursuant to this Agreement, which is the percentage that Subject Seller Dollar Value is in relation to Total Dollar Value.

“Subject Seller Dollar Value” means Nine Million One Hundred Thousand and No/100 Dollars ($9,100,000.00), which is the dollar value of the Buyer Shares to be issued to the Seller as referenced in Section 2.02.

“Tax,” “Taxes” or “Taxable” means all federal, state, local, foreign and other income, gross receipts, sales, use, production, ad valorem, transfer, franchise, registration, profits, license, lease, service, service use, withholding, payroll, employment, unemployment, estimated, excise, severance, environmental, stamp, occupation, premium, property (real or personal), real property gains, windfall profits, customs, duties or other taxes, fees, assessments or charges of any kind whatsoever, together with any interest, additions or penalties with respect thereto and any interest in respect of such additions or penalties.

“Tax Return” means any return, declaration, report, claim for refund, information return, or statement or other document relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

“Total Dollar Value” means the sum of Existing Holders Dollar Value plus the Bailey Holders Dollar Value plus the aggregate dollar value with respect to all Acquisitions (including the Subject Seller Dollar Value).

“Uplisting” means an uplisting of Buyer Shares from the OTC to the Nasdaq or the NYSE American, as the case may be.

“Uplisting Price” means the opening price of Buyer Shares per share in connection with an Uplisting.

“U.S.” means the United States of America.

“Valuation Shortfall” has the meaning set forth in Section 2.06(a)(i).

ARTICLE II
Purchase and sale

Section 2.01       Purchase and Sale. Subject to the terms and conditions set forth herein, at the Closing, Seller shall sell to Buyer, and Buyer shall purchase from Seller, all of Seller’s right, title, and interest in and to the Membership Interests, free and clear of all Encumbrances, for the consideration specified in Section 2.02.

Section 2.02       Purchase Price. The purchase price for the Membership Interests shall be:

(a)               Paid in Buyer Shares calculated as follows and subject to adjustment pursuant to Section 2.05 (the “Purchase Price”): that number of Buyer Shares equal to the lesser of (i) Nine Million One Hundred Thousand and No/100 Dollars ($9,100,000.00) at a per share price equal to the IPO Price or Uplisting Price, as the case may be (to the extent the IPO or the Uplisting occurs first), or (ii) the number of Subject Acquisition Shares; and

(b)               A cash payment to Seller that shall be allocated towards the Company’s debt outstanding immediately prior to Closing pursuant to Section 2.04(a)(ii).

Section 2.03       Closing. Subject to the terms and conditions of this Agreement, the purchase and sale of the Membership Interests contemplated hereby shall take place at a closing (the “Closing”) to be held no later than two (2) Business Days after the last of the conditions to Closing set forth in Article IV have been satisfied or waived (other than conditions which, by their nature, are to be satisfied on the Closing Date), at the offices of Manatt, Phelps & Phillips LLP, 695 Town Center Drive, 14th Floor, Costa Mesa, CA 92646, or at such other time, on such other date and/or at such other place as Seller and Buyer may mutually agree upon in writing (the day on which the Closing takes place being the “Closing Date”).

Section 2.04       Transactions to be Effected at the Closing.

(a)               At the Closing, Buyer shall:

(i)                 Deliver to Seller:

(A)             a stock certificate in the name of Seller representing a number of Buyer Shares in an aggregate amount equal to the lesser of (i) Seven Million Two Hundred Eighty Thousand and No/100 Dollars ($7,280,000.00) at a per share price equal to the IPO Price or the Uplisting Price, as the case may be (to the extent the IPO or the Uplisting occurs first), or (ii) eighty percent (80%) of the Subject Acquisition Shares; and

(B)              the Ancillary Documents and all other agreements, documents, instruments or certificates required to be delivered by Buyer at or prior to the Closing pursuant to Section 6.03 of this Agreement.

(ii)              Deliver immediately available funds to Seller in the amount of Five Hundred Thousand and No/100 Dollars ($500,000.00) for Seller’s payment to Seller’s creditors.

(iii)            Deliver to the Escrow Agent:

(A)             a stock certificate representing a number of shares of Buyer Shares in an aggregate amount equal to the lesser of (i) One Million Eight Hundred Twenty Thousand and No/100 Dollars ($1,820,000.00) at a per share price equal to the IPO Price or the Uplisting Price, as the case may be (to the extent the IPO or the Uplisting occurs first), or (ii) twenty percent (20%) of the Subject Acquisition Shares representing the Buyer Shares to be held for the purpose of securing any adjustment pursuant to Section 2.05 and potential indemnification obligations of Seller and the Company referenced in Article VII; and

(B)              the Escrow Agreement.

(b)               At the Closing, Seller shall:

(i)                 Deliver to Buyer:

(A)             an assignment of the Membership Interests to Buyer in form and substance satisfactory to Buyer (the “Assignment”), duly executed by Seller; and

(B)              the other Ancillary Documents and all other agreements, documents, instruments or certificates required to be delivered by Seller at or prior to the Closing pursuant to Section 6.02.

(ii)              Deliver the Escrow Agreement to the Escrow Agent.

Section 2.05       Closing Indebtedness Adjustment

(a)                Within ten (10) days after the Closing Date, Buyer or its Representatives shall cause to be prepared and delivered a statement (the “Closing Indebtedness Statement”), setting forth Buyer’s good faith calculation of Closing Indebtedness in reasonable detail.

(b)               In the event that the Seller agrees with and accepts the amount of Closing Indebtedness set forth in the Closing Indebtedness Statement, then the Seller shall provide Buyer with written notice of such acceptance within ten (10) days of the Seller’s receipt of the Closing Indebtedness Statement, with the amount set forth therein then being final, conclusive and binding on the Parties as the Final Indebtedness.

(c)                In the event that the Seller disputes or disagrees with the amount of Closing Indebtedness set forth in the Closing Indebtedness Statement, then Seller shall deliver written notice (the “Closing Indebtedness Protest Notice”) of Seller’s good faith objections to Buyer within thirty (30) days after Seller’s receipt of the Closing Indebtedness Statement (the “Protest Period”), setting forth in reasonable detail the Seller’s basis for any contested amounts or methodology in Buyer’s calculation and Seller’s determination of Closing Indebtedness. If the Seller does not provide Buyer with the Closing Indebtedness Protest Notice within the Protest Period, then the Closing Indebtedness Statement delivered by Buyer pursuant to Section 2.05(a) shall be final, conclusive and binding on the Parties as the Final Indebtedness. Any amounts in the Closing Indebtedness Statement not included in the Closing Indebtedness Protest Notice (if one (1) is delivered) shall be deemed to be accepted by Seller and shall be final, conclusive and binding on the Parties for all purposes hereunder. In the event Seller provide Buyer with a Closing Indebtedness Protest Notice, then Buyer and Seller shall negotiate in good faith to resolve all disagreements related thereto. From and after the delivery of the Closing Indebtedness Protest Notice until the Final Indebtedness is finally determined and agreed upon by the Parties pursuant to this Section 2.05, Seller shall provide Buyer and any Representatives retained by Buyer such information and access to personnel, books and records as Buyer shall reasonably request for the purpose of enabling Buyer and its Representatives to calculate, and to review Seller’s calculation of, the Closing Indebtedness set forth in the Closing Indebtedness Protest Notice; provided, that, in no event shall Seller be required to provide any documents or other information covered by attorney-client privilege, the attorney work product doctrine or other similar protection. If Buyer and Seller, notwithstanding their good faith efforts, fail to resolve any of the disagreements contained in the Closing Indebtedness Protest Notice within ten (10) days after Seller provides Buyer with such Closing Indebtedness Protest Notice, then Buyer and Seller shall jointly engage any nationally recognized accounting firm, which is neither the Buyer’s Accountants or Seller’s Accountants (an “Independent Accounting Firm”), mutually agreed upon by Buyer and Seller in writing, to resolve any such disagreement(s). Any determination by the Independent Accounting Firm shall not be outside the range defined by the respective amounts in the Closing Indebtedness calculation proposed by Buyer and Seller’s proposed adjustments thereto, and such determination shall be final, binding and conclusive upon the Parties. The Buyer and Seller shall each be responsible for fifty percent (50%) of the Independent Accounting Firm’s fees incurred in connection with the resolution of any disagreements with regards to the Closing Indebtedness.

(d)               Within ten (10) Business Days of the determination of the Final Indebtedness pursuant to either Section 2.05(b) or (c):

(i)                  If the Final Indebtedness is less than or equal to Four Hundred Fifty-Five Thousand and No/100 Dollars ($455,000.00), Buyer shall instruct the Escrow Agent to release to Seller an aggregate number of Buyer Shares held in escrow in an amount equal to the lesser of (i) Four Hundred Fifty-Five Thousand and No/100 Dollars ($455,000.00) at a per share price equal to the IPO Price or the Uplisting Price, as the case may be (to the extent the IPO or the Uplisting occurs first), or (ii) five percent (5%) of the Subject Acquisition Shares.

(ii)                If the Final Indebtedness exceeds Four Hundred Fifty-Five Thousand and No/100 Dollars ($455,000.00), Buyer and Seller shall jointly instruct the Escrow Agent to release to Buyer from the Escrow Account for Buyer’s cancellation an aggregate number of Buyer Shares equal to the lesser of (i) that Dollar amount by which the Final Indebtedness exceeds Four Hundred Fifty-Five Thousand and No/100 Dollars ($455,000.00) at a per share price equal to the IPO Price or the Uplisting Price, as the case may be (to the extent the IPO or the Uplisting occurs first), or (ii) that number of Subject Acquisition Shares that would have not otherwise been issued pursuant to Section 2.02 had the Purchase Price been reduced by the amount by which Final Indebtedness exceeds Four Hundred Fifty-Five Thousand and No/100 Dollars ($455,000.00).

Section 2.06       Post–Closing Adjustment Based on Per Share Price of Buyer Shares .

(a)               Calculation/Effect.

(i)                 If, at the one (1) year anniversary of the Closing Date, the product of the number of Buyer Shares issued hereunder multiplied by the average closing price per share of Buyer Shares as quoted on the Nasdaq or NYSE American, as the case may be, for the thirty (30) day trading period immediately preceding such date plus Sold Buyer Shares Gross Proceeds does not exceed the sum of Nine Million One Hundred Thousand and No/100 Dollars ($9,100,000.00) less the value of any Buyer Shares cancelled pursuant to Section 2.05 and Section 7.04, then Buyer shall issue to Seller an additional aggregate number of Buyer Shares equal to the valuation shortfall at a per share price equal to the then closing price per share of Buyer Shares as quoted on the Nasdaq or NYSE American, as the case may be (collectively, the “Valuation Shortfall”).

(ii)              Concurrently, Buyer will cause a number of Buyer Shares or equivalents of Buyer Shares held by affiliated stockholders of Buyer prior to the IPO or the Uplisting, as the case may be, to be cancelled in an equivalent Dollar amount as the Valuation Shortfall on a pro rata basis in proportion to the number of Buyer Shares or equivalents of Buyer Shares held by each of them.

(b)               Adjustments for Tax Purposes. Any issuances to Seller of Buyer Shares made pursuant to Section 2.06(a)(i) shall be treated as an adjustment to the Purchase Price by the Parties for Tax purposes, unless otherwise required by Law.

Section 2.07       Federal Income and Withholding Taxes.

(a)               Tax–Free Reorganization. The Seller intends to treat the Seller’s exchange of the Membership Interests for Buyer Shares as a corporate reorganization pursuant to §368(a)(1)(B) of the Code.

(b)               Withholding Tax. Seller shall deliver a fully-executed true, complete and correct IRS Form W-9 solely for the purpose of certifying to Buyer that no backup withholding would be required by Buyer.

ARTICLE III
REPRESENTATIONS AND WARRANTIES OF SELLER

Except as set forth in the correspondingly numbered Section of the Disclosure Schedules, which shall qualify the corresponding representations and warranties regarding the Company set forth in this Article III, Seller represents and warrants to Buyer that the following statements are true and correct as of the Closing Date in all material respects, except for matters represented and warranted as of a specified date, which shall be made as of such specified date:

Section 3.01       Authority of Seller. Seller has full power and authority to enter into this Agreement and the Ancillary Documents to which Seller is a party, to carry out its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution and delivery by Seller of this Agreement and any Ancillary Document to which Seller is a party, the performance by Seller of its obligations hereunder and thereunder, and the consummation by Seller of the transactions contemplated hereby and thereby have been duly authorized by all requisite action on the part of Seller. This Agreement has been duly executed and delivered by Seller, and (assuming due authorization, execution and delivery by Buyer) this Agreement constitutes a legal, valid and binding obligation of Seller enforceable against Seller in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization or other similar Laws affecting the enforcement of creditors’ rights generally. When each Ancillary Document to which Seller is or will be a party has been duly executed and delivered by Seller (assuming due authorization, execution and delivery by each other party thereto), such Ancillary Document will constitute a legal and binding obligation of Seller enforceable against it in accordance with its terms.

Section 3.02       Organization, Authority and Qualification of the Company. The Company is (a) a limited liability company duly organized, validly existing and in good standing under the Laws of the State of Texas and (b) a subchapter S corporation for federal income Tax purposes pursuant to Code § 1361. The Company has full limited liability company power and authority to own, operate or lease the properties and assets now owned, operated or leased by it and to carry on its business as it has been and is currently conducted. Section 3.02 of the Disclosure Schedules sets forth each jurisdiction in which the Company is licensed or qualified to do business, and the Company is duly licensed or qualified to do business and is in good standing in each jurisdiction in which the properties owned or leased by it or the operation of its business as currently conducted makes such licensing or qualification necessary. All limited liability company actions taken by the Company in connection with this Agreement and the other Ancillary Documents will be duly authorized on or prior to the Closing Date.

Section 3.03       Capitalization.

(a)               Seller is the record owner of and has good and valid title to the Membership Interests, free and clear of all Encumbrances. The Membership Interests constitute one hundred percent (100%) of the total issued and outstanding Membership Interests of the Company. The Membership Interests have been duly authorized and are validly issued, fully paid and nonassessable. Upon consummation of the transactions contemplated by this Agreement, Buyer shall own all of the Membership Interests, free and clear of all Encumbrances.

(b)               The Membership Interests were issued in compliance with applicable Laws. The Membership Interests were not issued in violation of the Organizational Documents of the Company or any other agreement, arrangement or commitment to which Seller or the Company is a party and are not subject to or in violation of any preemptive or similar rights of any Person.

(c)               There are no outstanding or authorized options, warrants, convertible securities or other rights, agreements, arrangements or commitments of any character relating to any of the Membership Interests or obligating Seller or the Company to issue or sell any membership interests (including the Membership Interests) or any other interest, in the Company. Other than the Organizational Documents, there are no voting trusts, proxies or other agreements or understandings in effect with respect to the voting or transfer of any of the Membership Interests.

Section 3.04       No Subsidiaries. The Company does not own or have any interest in any shares or have an ownership interest in any other Person.

Section 3.05       No Conflicts; Consents. The execution, delivery and performance by Seller of this Agreement and the Ancillary Documents to which it is a party, and the consummation of the transactions contemplated hereby and thereby, do not and will not: (a) conflict with or result in a violation or breach of, or default under, any provision of the Organizational Documents of the Company; (b) conflict with or result in a violation or breach of any provision of any Law or Governmental Order applicable to Seller or the Company; (c) require the consent, notice or other action by any Person under, conflict with, result in a violation or breach of, constitute a default or an event that, with or without notice or lapse of time or both, would constitute a default under, result in the acceleration of or create in any party the right to accelerate, terminate, modify or cancel any Contract to which Seller or the Company is a party or by which Seller or the Company is bound or to which any of their respective properties and assets are subject (including any Material Contract) or any Permit affecting the properties, assets or business of the Company; or (d) result in the creation or imposition of any Encumbrance on any properties or assets of the Company, other than Permitted Encumbrances. Except as set forth in Section 3.05 of the Disclosure Schedules, no consent, approval, Permit, Governmental Order, declaration or filing with, or notice to, any Governmental Authority is required by or with respect to Seller or the Company in connection with the execution and delivery of this Agreement and the Ancillary Documents and the consummation of the transactions contemplated hereby and thereby.

Section 3.06       Financial Statements. Attached as Section 3.06 of the Disclosure Schedules are the unaudited balance sheets of the Company as of December 31, 2018 and December 31, 2019 and the related statements of income and cash flows for the fiscal years then ended (collectively, the “Financial Statements”), and the unaudited balance sheet of the Company (the “Balance Sheet”) as of the three (3) month period ended March 31, 2020 (the “Balance Sheet Date”). Except as set forth therein, such financial statements (a) have been prepared from and are consistent with the books and records of the Company and in accordance with the Company’s past practices, (b) are complete and correct in all material respects and (c) present fairly in all material respects the financial position and results of operations of the Company as of their respective dates and for the respective periods covered thereby.

Section 3.07       Undisclosed Liabilities. The Company has no liabilities, obligations or commitments of any nature whatsoever, asserted or unasserted, known or unknown, absolute or contingent, accrued or unaccrued, matured or unmatured, or otherwise (each a “Liability” and together the “Liabilities”), except (a) those which are adequately reflected or reserved against in the Balance Sheet as of the Balance Sheet Date, and (b) those which have been incurred in the ordinary course of business consistent with past practice since the Balance Sheet Date and which are not, individually or in the aggregate, material in amount.

Section 3.08       Absence of Certain Changes, Events, and Conditions. Except as set forth in Section 3.08 of the Disclosure Schedules, since the Balance Sheet Date, and other than in the ordinary course of business consistent with past practice, there has not been, with respect to the Company, any:

(a)               event, occurrence or development that has had, or could reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect;

(b)               incurrence, assumption or guarantee of any indebtedness for borrowed money by the Company in an aggregate amount in excess of Seventy-Five Thousand and No/100 Dollars ($75,000.00);

(c)               cancellation of any debts or claims or amendment, termination or waiver of any rights which could reasonably be expected to have a Material Adverse Effect;

(d)               material damage, destruction or less, or any material interruption in use of, any of the Company’s material assets, whether or not covered by insurance;

(e)               imposition of any Lien (other than Permitted Liens) upon any of the Company’s assets;

(f)                adoption by the Company of any plan of merger, consolidation, reorganization, liquidation or dissolution or filing of a petition in bankruptcy under any provisions of federal or state bankruptcy Law or consent to the filing of any bankruptcy petition against it under similar Law; or

(g)               any Contract to which the Company is a party to do any of the foregoing, or any action or omission that would result in any of the foregoing.

Section 3.09       Material Contracts.

(a)               Section 3.09 of the Disclosure Schedules lists each of the following Contracts of the Company (such Contracts, together with all Contracts concerning the occupancy, management or operation of any Real Property (including without limitation, brokerage contracts) listed or otherwise disclosed in Section 3.10(c) of the Disclosure Schedules, being “Material Contracts”):

(i)                 each Contract of the Company involving aggregate consideration in excess of Seventy-Five Thousand and No/100 Dollars ($75,000.00) and which, in each case, cannot be cancelled by the Company without penalty or without more than ninety (90) days’ notice;

(ii)              all Contracts that require the Company to purchase its total requirements of any product or service from a third–party or that contain “take or pay” provisions;

(iii)            all Contracts that provide for the indemnification by the Company of any Person or the assumption of any Tax, environmental or other Liability of any Person;

(iv)            all Contracts that relate to the acquisition or disposition of any business, a material amount of equity or assets of any other Person or any real property (whether by merger, sale of stock or other equity interests, sale of assets or otherwise);

(v)             all broker, distributor, dealer, manufacturer’s representative, franchise, agency, sales promotion, market research, marketing consulting and advertising Contracts to which the Company is a party;

(vi)            all employment agreements and Contracts with independent contractors or consultants (or similar arrangements) to which the Company is a party and which are not cancellable without material penalty or without more than ninety (90) days’ notice;

(vii)          except for Contracts relating to trade receivables, all Contracts relating to Indebtedness (including, without limitation, guarantees) of the Company;

(viii)          all Contracts that limit or purport to limit the ability of the Company to compete in any line of business or with any Person or in any geographic area or during any period of time;

(ix)            any Contracts to which the Company is a party that provide for any joint venture, partnership or similar arrangement by the Company;

(x)             all Contracts between or among the Company on the one hand and Seller or any Affiliate of Seller (other than the Company) on the other hand; and

(xi)             any other Contract that is material to the Company and not previously disclosed pursuant to this Section 3.09.

(b)               Each Material Contract is valid and binding on the Company in accordance with its terms and is in full force and effect. None of the Company or, to Seller’s Knowledge, any other party thereto is in breach of or default under (or is alleged to be in breach of or default under) in any material respect, or has provided or received any notice of any intention to terminate, any Material Contract. No event or circumstance has occurred with respect to the Company, or to Seller’s Knowledge any other party thereto, that with notice or lapse of time or both, would constitute an event of default under any Material Contract or result in a termination thereof or would cause or permit the acceleration or other changes of any right or obligation or the loss of any benefit thereunder. Complete and correct copies of each Material Contract (including all modifications, amendments, and supplements thereto and waivers thereunder) have been made available to Buyer.

Section 3.10       Title to Assets; Real Property.

(a)               The Company has good and valid title to all assets reflected in the Financial Statements or acquired after the Balance Sheet Date, other than properties and assets sold or otherwise disposed of in the ordinary course of business consistent with past practice since the Balance Sheet Date. All such assets are free and clear of Encumbrances except for liens arising under original purchase price conditional sales contracts and equipment leases with third–parties entered into in the ordinary course of business consistent with past practice that are not, individually or in the aggregate, material to the business of the Company and are set forth on Section 3.10(a) of the Disclosure Schedules (collectively referred to as “Permitted Encumbrances”).

(b)               The Company does not currently and has never owned any real property or any option to acquire any real property.

(c)               Section 3.10(c) of the Disclosure Schedules sets forth a list of each existing lease or similar agreement showing the parties thereto and the physical address covered by such lease or other agreement (the “Lease Agreements”) under which the Company is lessee of, or holds or operates, any real property owned by, used in or relating to the Company (the “Leased Real Property”). Each Lease Agreement for the Leased Real Property has been provided or made available to Buyer is in full force and effect. The Company is not in breach under the terms of such Lease Agreements.

Section 3.11       Condition and Sufficiency of Assets. Except as set forth in Section 3.11 of the Disclosure Schedules, the buildings, plants, structures, furniture, fixtures, machinery, equipment, vehicles and other items of tangible personal property of the Company are structurally sound, are in good operating condition and repair, are adequate for the uses to which they are being put and none of such buildings, plants, structures, furniture, fixtures, machinery, equipment, vehicles and other items of tangible personal property is in need of maintenance or repairs except for ordinary, routine maintenance and repairs that are not material in nature or cost. The buildings, plants, structures, furniture, fixtures, machinery, equipment, vehicles and other items of tangible personal property currently owned or leased by the Company, together with all other properties and assets of the Company, are sufficient for the continued conduct of the Company’s business after the Closing in substantially the same manner as conducted prior to the Closing and constitute all of the rights, property and assets necessary to conduct the business of the Company as currently conducted.

Section 3.12       Intellectual Property. Section 3.12 of the Disclosure Schedules lists all Intellectual Property owned and/or licensed by the Company. Except as set forth in Section 3.12 of the Disclosure Schedules: (a) to Seller’s Knowledge, the Company owns or possesses sufficient legal rights to all Company Intellectual Property without any conflicts with, or infringement of, the rights of others, and no product or service marketed or sold (or proposed to be marketed or sold) by the Company violates or will violate any license or infringes or will infringe any intellectual property rights of any other party; (b) other than with respect to commercially available software products under standard end–user object code license agreements or standard license agreements for open source software, there are no outstanding options, licenses, agreements, claims, encumbrances or shared ownership interests of any kind relating to the Intellectual Property, nor is the Company bound by or a party to any options, licenses or agreements of any kind with respect to the Patents, Trademarks, Copyrights, Trade Secrets, licenses, information, proprietary rights and processes of any other Person; (c) no claim has been asserted or, to Seller’s Knowledge, threatened against the Company involving any Intellectual Property; (d) to Seller’s Knowledge, it will not be necessary to use any inventions of any of its employees or consultants made prior to or outside the scope of their employment by the Company; (e) each employee and consultant has (i) assigned to the Company all Intellectual Property rights he or she owns that are related to the business of the Company and (ii) executed an agreement with the Company acknowledging the Company’s exclusive ownership of all Intellectual Property invented, created or developed by such employee or independent contractor within the scope of his or her employment or engagement with the Company; (f) the Company does not utilize any open source software in a manner that requires the Company to disclose, make available, or offer or deliver any portion of the source code of any proprietary Company software or component thereof to any third–party.

Section 3.13       Inventory. All inventory of the Company, whether or not reflected in the Balance Sheet, consists of a quality and quantity usable and salable in the ordinary course of business consistent with past practice, except for obsolete, damaged, defective or slow–moving items that have been written off or written down to fair market value or for which adequate reserves have been established. All such inventory is owned by the Company free and clear of all Encumbrances and no inventory is held on a consignment basis. To Seller’s Knowledge, the quantities of each item of inventory (whether raw materials, work–in–process or finished goods) are not excessive, but are reasonable in the present circumstances of the Company.

Section 3.14       Accounts Receivable. The accounts receivable reflected on the Balance Sheet and the accounts receivable arising after the Balance Sheet Date (a) have arisen from bona fide transactions entered into by the Company involving the sale of goods or the rendering of services in the ordinary course of business consistent with past practice; (b) constitute only valid, undisputed claims of the Company and, to Seller’s Knowledge, not subject to claims of set–off or other defenses or counterclaims other than normal cash discounts accrued in the ordinary course of business consistent with past practice; and (c) subject to a reserve for bad debts shown on the Balance Sheet or, with respect to accounts receivable arising after the Balance Sheet Date, on the accounting records of the Company, Seller has no reason to believe that any of the accounts receivable are not collectible in full within ninety (90) days after billing.

Section 3.15       Customers and Suppliers.

(a)               Section 3.15(a) of the Disclosure Schedules sets forth (i) each customer who has paid aggregate consideration to the Company for goods or services rendered in an amount greater than or equal to Seventy-Five Thousand and No/100 Dollars ($75,000.00) for each of the two (2) most recent fiscal years (collectively, the “Material Customers”); and (ii) the amount of consideration paid by each Material Customer during such periods. Except as set forth in Section 3.15(a) of the Disclosure Schedules, the Company has not received any notice, and has no reason to believe, that any of its Material Customers has ceased, or intends to cease after the Closing, to use its goods or services or to otherwise terminate or materially reduce its relationship with the Company.

(b)               Section 3.15(b) of the Disclosure Schedules sets forth (i) each supplier to whom the Company has paid consideration for goods or services rendered in an amount greater than or equal to Seventy-Five Thousand and No/100 Dollars ($75,000.00) for each of the two (2) most recent fiscal years (collectively, the “Material Suppliers”); and (ii) the amount of purchases from each Material Supplier during such periods. Except as set forth in Section 3.15(b) of the Disclosure Schedules, the Company has not received any notice, and has no reason to believe, that any of its Material Suppliers has ceased, or intends to cease, to supply goods or services to the Company or to otherwise terminate or materially reduce its relationship with the Company.

Section 3.16       Insurance. Section 3.16 of the Disclosure Schedules sets forth a list of all insurance policies carried by or for the benefit of the Company, specifying the insurer, the name of the policy holder, the amount of coverage, the risk insured against, the deductible amount (if any) and the date through which coverage shall continue by virtue of premiums already paid. All such insurance policies are in full force and effect and the Company is not in default with respect to its respective obligations under any such insurance policies. There are no pending claims that have been denied insurance coverage.

Section 3.17       Legal Proceedings; Governmental Orders.

(a)               Except as set forth in Section 3.17(a) of the Disclosure Schedules, there are no Actions pending or, to Seller’s Knowledge, threatened (a) against or by the Company affecting any of its properties or assets (or by or against Seller or any Affiliate thereof and relating to the Company); or (b) against or by the Company, Seller or any Affiliate of Seller that challenges or seeks to prevent, enjoin or otherwise delay the transactions contemplated by this Agreement. To Seller’s Knowledge, no event has occurred or circumstances exist that may give rise to, or serve as a basis for, any such Action.

(b)               Except as set forth in Section 3.17(b) of the Disclosure Schedules, there are no outstanding Governmental Orders and no unsatisfied judgments, penalties or awards against or affecting the Company or any of its properties or assets. The Company is in compliance with the terms of each Governmental Order set forth in Section 3.17(b) of the Disclosure Schedules. No event has occurred or circumstances exist that may constitute or result in (with or without notice or lapse of time) a violation of any such Governmental Order.

Section 3.18       Compliance with Laws; Permits.

(a)               The Company has complied, and is now complying, with all Laws applicable to it or its business, properties or assets.

(b)               All Permits required for the Company to conduct its business have been obtained by it and are valid and in full force and effect. All fees and charges with respect to such Permits as of the Effective Date have been paid in full. Section 3.18(b) of the Disclosure Schedules lists all current Permits issued to the Company, including the names of the Permits and their respective dates of issuance and expiration. To Seller’s Knowledge, no event has occurred that, with or without notice or lapse of time or both, would reasonably be expected to result in the revocation, suspension, lapse or limitation of any Permit set forth in Section 3.18(b) of the Disclosure Schedules.

Section 3.19       Environmental Matters.

(a)               The Company is currently and has been in compliance with all Environmental Laws and has not, and the Seller has not, received from any Person any: (i) Environmental Notice or Environmental Claim; or (ii) written request for information pursuant to Environmental Law, which, in each case, either remains pending or unresolved, or is the source of ongoing obligations or requirements.

(b)               The Company has not received any order, notice or other written communication, or to Seller’s Knowledge, oral communication, from any Governmental Authority or third– party of any alleged failure to comply with any Environmental Law, or of any obligation to undertake or bear the cost of any costs of investigation and remediation with respect to (i) any Real Property currently or formerly owned or operated by the Company and any equipment (including motor vehicles, tank cars, and rolling stock) currently owned or operated by the Company (“Equipment”) or (ii) any other properties or assets (whether real, personal or mixed) in which the Company has had an interest, or with respect to any property to which Hazardous Materials generated by the Company may have been sent where the alleged noncompliance or obligation described in such order, notice or communication remains unresolved;

(c)               There are no Actions or threatened Actions, Liens (except Permitted Liens), or other restrictions of any nature, arising under or pursuant to any Environmental Law, with respect to or affecting any of the Real Property or Equipment or any other properties and assets (whether real, personal, or mixed) in which the Company has an interest; and

(d)               There are no Hazardous Materials present in the soil or groundwater on the Real Property in such amounts that would give rise to material Liabilities or obligations under any Environmental Law.

Section 3.20       Employee Benefit Matters.

(a)               The Company has no pension, benefit, retirement, compensation, employment, consulting, profit–sharing, deferred compensation, incentive, bonus, performance award, phantom equity or other equity, change in control, retention, severance, vacation, paid time off, medical, vision, dental, disability, welfare, Code Section 125 cafeteria, fringe benefit and other similar agreement, plan, policy, program or arrangement (and any amendments thereto), whether funded or unfunded, including any “employee benefit plan” within the meaning of Section 3(3) of ERISA, whether or not tax–qualified and whether or not subject to ERISA, which has ever been maintained, sponsored, contributed to, or required to be contributed to by the Company for the benefit of any current or former employee, officer, manager, retiree, independent contractor or consultant of the Company or any spouse or dependent of such individual, or under which the Company or any of its ERISA Affiliates has or may have any Liability, or with respect to which Buyer or any of its Affiliates would reasonably be expected to have any Liability, contingent or otherwise (each, a “Benefit Plan”).

(b)               No Benefit Plan is the subject of any Action. Neither the Seller nor the Company have received notice of any audit or examination by the IRS, the U.S. Department of Labor or any other Governmental Authority.

(c)               Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated by this Agreement will, either alone or in combination with other events, (i) result in any payment becoming due from the Company under any Benefit Plan, (ii) increase any benefits otherwise payable under any Benefit Plan or (iii) result in the acceleration of the time of payment or vesting of any benefits under any Benefit Plan.

Section 3.21       Employment Matters.

(a)               Section 3.21(a) of the Disclosure Schedules contains a list of all persons who are employees, independent contractors or consultants of the Company as of the Effective Date, including any employee who is on a leave of absence of any nature, paid or unpaid, authorized or unauthorized, and sets forth for each such individual the following: (i) name; (ii) title or position (including whether full-time or part-time); (iii) hire or retention date; (iv) current annual base compensation rate or contract fee; (v) commission, bonus or other incentive–based compensation; and (vi) a description of the fringe benefits provided to each such individual as of the Effective Date. Except as set forth in Section 3.21(a) of the Disclosure Schedules, as of the Effective Date, all compensation, including wages, commissions, bonuses, fees and other compensation, payable to all employees, independent contractors or consultants of the Company for services performed on or prior to the Effective Date have been paid in full (or accrued in full on the Balance Sheet) and there are no outstanding agreements, understandings or commitments of the Company with respect to any compensation, commissions, bonuses or fees.

(b)               Except as set forth in Section 3.21(a) of the Disclosure Schedules, the Company has complied in all material respects with all applicable Laws relating to wages, hours, and discrimination in employment. There have been no union organizing or election activities involving any non–union employees of the Company and, to Seller Knowledge, none are threatened as of the Effective Date.

Section 3.22       Taxes. Except as set forth in Section 3.22 of the Disclosure Schedules:

(a)               There are no federal, state, local or foreign Taxes due and payable by the Company that have not been timely paid. There are no accrued and unpaid federal, state, local or foreign taxes of the Company that are due, whether or not assessed or disputed. There have been no examinations or audits of any Tax Returns or reports by any applicable federal, state, local or foreign Governmental Authority. The Company has duly and timely filed all federal, state, local and foreign Tax Returns required to have been filed by it and there are in effect no waivers of applicable statutes of limitations with respect to Taxes for any year. All Tax Returns for the Company required to be filed on or before the Effective Date are true, complete and correct in all respects.

(b)               The Company has withheld and paid each Tax required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, customer, shareholder or other party, and complied in all material respects with all information reporting and backup withholding provisions of applicable Law.

Section 3.23         Books and Records. The minute books of the Company have been made available to Buyer, are complete and correct, and have been maintained in accordance with sound business practices. The minute books of the Company contain accurate and complete records of all meetings and actions taken by written consent of the members and the managers and no meeting or action taken by written consent of any such members or managers has been held for which minutes have not been prepared and are not contained in such minute books.

Section 3.24          Investment Representations

(a)            Risks of Investment. Seller recognizes that the acquisition of the Buyer Shares involves a high degree of risk in that an investor could sustain the loss of its entire investment and the Buyer is and will be subject to numerous other risks and uncertainties, including, without limitation, significant and material risks relating to the Buyer’s business and the industries, markets and geographic regions in which the Buyer competes.

(b)           Accredited Investor Status. Seller represents that he is an “accredited investor” as such term is defined in Rule 501 of Regulation D promulgated under the Securities Act of 1933, as amended (the “Securities Act”), and that it is able to bear the economic risk of an investment in the Buyer Shares.

(c)            Investment Experience. Seller acknowledges that it has prior investment experience, including, without limitation, investment in non–listed and non–registered securities, or it has employed the services of an investment advisor, attorney or accountant to read all of the documents furnished or made available by the Company to Seller and to evaluate the merits and risks of such an investment on its behalf and that it recognizes the highly speculative nature of the investment in Buyer Shares.

(d)           Access to Information. Buyer has furnished or given access to Seller with (i) all information regarding the Buyer, its financial condition and results of operations that it had requested or desired to know; and (ii) all documents that could reasonably be provided and made available for Seller’s inspection and review. Seller has been afforded the opportunity to ask questions of and receive answers from duly authorized Representatives of the Buyer concerning the terms and conditions of the sale and purchase of Buyer Shares and any additional information that it requested in that regard. Seller has neither seen nor received any advertisement or general solicitation with respect to the sale of any securities of the Buyer, including, without limitation, Buyer Shares. Except as set forth in this Agreement, Seller acknowledges that no representations or warranties have been made to the Seller by either the Buyer or any of its agents, employees or Affiliates and, in entering into this transaction, no Seller is relying on any information, other than that contained in this Agreement and the results of independent investigation by Seller.

(e)            Investment Intent; Resales. Seller acknowledges that the offer and sale of the Buyer Shares has not been reviewed or approved by the SEC because the offering of the Buyer Shares is intended to be a nonpublic offering pursuant to Section 4(a)(2) of the Securities Act. The Buyer Shares are being acquired by Seller for its own account, for investment and without any present intention of distribution or reselling to others. Seller understands that it will not sell or otherwise transfer any of the Buyer Shares unless they are registered under the Securities Act or unless an exemption from such registration is available and, upon Buyer’s request, Buyer receives an opinion of counsel, reasonably satisfactory to Buyer, confirming that an exemption from such registration is available for such sale or transfer.

(f)            Legends. Seller acknowledges and consents to the placement of one or more legends on any certificate or other document evidencing the Buyer Shares stating that they have not been registered under the Securities Act, substantially in the form as set forth below:

|THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), OR ANY STATE SECURITIES OR BLUE SKY LAWS AND, ACCORDINGLY, MAY NOT BE OFFERED, SOLD, TRANSFERRED, HYPOTHECATED OR OTHERWISE ASSIGNED EXCEPT (A) PURSUANT TO A REGISTRATION STATEMENT WITH RESPECT TO SUCH SECURITIES THAT IS EFFECTIVE UNDER THE SECURITIES ACT OR (B) PURSUANT TO AN AVAILABLE EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT RELATING TO THE DISPOSITION OF SECURITIES AND IN ACCORDANCE WITH APPLICABLE STATE SECURITIES AND BLUE SKY LAWS.

Section 3.25         Brokers. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement or any Ancillary Document based upon arrangements made by or on behalf of Seller.

Section 3.26         Full Disclosure. No representation or warranty by Seller in this Agreement and no statement contained in the Disclosure Schedules to this Agreement or any certificate or other document furnished or to be furnished to Buyer pursuant to this Agreement contains any untrue statement of a material fact or omits to state a material fact necessary to make the statements contained therein, in light of the circumstances in which they are made, not misleading.

ARTICLE IV
Representations and warranties of buyer

Buyer represents and warrants to Seller that the statements contained in this Article IV are true and correct as of the Effective Date.

Section 4.01         Organization and Authority of Buyer. Buyer is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware. Buyer has full corporate power and authority to enter into this Agreement and the Ancillary Documents to which Buyer is a party, to carry out its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution and delivery by Buyer of this Agreement and any Ancillary Document to which Buyer is a party, the performance by Buyer of its obligations hereunder and thereunder and the consummation by Buyer of the transactions contemplated hereby and thereby have been duly authorized by all requisite corporate action on the part of Buyer. This Agreement has been duly executed and delivered by Buyer and (assuming due authorization, execution and delivery by Seller) this Agreement constitutes a legal, valid and binding obligation of Buyer enforceable against Buyer in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization or other similar Laws affecting the enforcement of creditors’ rights generally. When each Ancillary Document to which Buyer is or will be a party has been duly executed and delivered by Buyer (assuming due authorization, execution and delivery by each other party thereto), such Ancillary Document will constitute a legal and binding obligation of Buyer enforceable against it in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, or other similar Laws affecting the enforcement of creditors’ rights generally.

Section 4.02         No Conflicts; Consents. The execution, delivery and performance by Buyer of this Agreement and the Ancillary Documents to which it is a party, and the consummation of the transactions contemplated hereby and thereby do not and will not: (a) conflict with or result in a violation or breach of, or default under, any provision of the Organizational Documents of Buyer; (b) conflict with or result in a violation or breach of any provision of any Law or Governmental Order applicable to Buyer; or (c) except as set forth in Section 4.02 of the Disclosure Schedules require the consent, notice or other action by any Person under any Contract to which Buyer is a party. No consent, approval, Permit, Governmental Order, declaration or filing with or notice to any Governmental Authority is required by or with respect to Buyer in connection with the execution and delivery of this Agreement and the Ancillary Documents and the consummation of the transactions contemplated hereby and thereby, except for such consents, approvals, Permits, Governmental Orders, declarations, filings or notices which, in the aggregate, would not have a Material Adverse Effect.

Section 4.03         Investment Purpose. Buyer is acquiring the Membership Interests solely for its own account for investment purposes and not with a view to or for offer or sale in connection with any distribution thereof. Buyer acknowledges that the Membership Interests are not registered under the Securities Act or any state securities Laws, and that the Membership Interests may not be transferred or sold except pursuant to the registration provisions of the Securities Act or pursuant to an applicable exemption therefrom and subject to state securities Laws, as applicable.

Section 4.04        Valid Issuance. Upon issuance in accordance with and pursuant to the terms of this Agreement, the Buyer Shares will be validly issued, fully paid and non-assessable.

Section 4.05         Brokers. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement or any Ancillary Document based upon arrangements made by or on behalf of Buyer.

Section 4.06         Legal Proceedings. There are no Actions pending or, to Buyer’s Knowledge, threatened against or by Buyer or any Affiliate of Buyer that challenge or seek to prevent, enjoin or otherwise delay the transactions contemplated by this Agreement. No event has occurred or circumstances exist that may give rise or serve as a basis for any such Action.

ARTICLE V
Covenants

Section 5.01         Conduct of Business Prior to the Closing. From the Effective Date until the Closing Date, except as otherwise provided in this Agreement or consented to in writing by Buyer (which consent shall not be unreasonably withheld or delayed), Seller shall, and shall cause the Company to, (x) conduct the business of the Company in the ordinary course of business consistent with past practice; and (y) use reasonable best efforts to maintain and preserve intact the current organization, business and franchise of the Company and to preserve the rights, franchises, goodwill and relationships of its employees, customers, lenders, suppliers, regulators and others having business relationships with the Company. Without limiting the foregoing, from the Effective Date until the Closing Date, Seller shall:

(a)            cause the Company to preserve and maintain all of its Permits;

(b)           cause the Company to pay its debts, Taxes and other obligations when due and in a manner consistent with past practice;

(c)            cause the Company to maintain the properties and assets owned, operated or used by the Company in the same condition as they were on the Effective Date, subject to reasonable wear and tear;

(d)           cause the Company to continue in full force and effect without modification all Insurance Policies, except as required by applicable Law;

(e)            cause the Company to defend and protect its properties and assets from infringement or usurpation;

(f)            cause the Company to perform all of its obligations under all Contracts relating to or affecting its properties, assets or business;

(g)           cause the Company to maintain its books and records in accordance with past practice;

(h)           cause the Company to comply in all material respects with all applicable Laws; and

(i)             cause the Company not to take or permit any action that would cause any of the changes, events, or conditions described in Section 3.08 to occur.

Section 5.02         Access to Information. From the Effective Date until the Closing Date, Seller shall and shall cause the Company to (a) afford Buyer and its Representatives full and free access to and the right to inspect all of the Real Property, properties, assets, premises, books and records, Contracts and other documents and data related to the Company; (b) furnish Buyer and its Representatives with such financial, operating and other data and information related to the Company as Buyer or any of its Representatives may reasonably request; and (c) instruct the Representatives of Seller and the Company to cooperate with Buyer in its investigation of the Company. Any investigation pursuant to this Section 5.02 shall be conducted in such manner as not to interfere unreasonably with the conduct of the business of Seller or the Company.

Section 5.03          No Solicitation of Other Bids.

(a)           Seller shall not and shall not authorize or permit any of its Affiliates (including the Company) or any of its or their Representatives to, directly or indirectly, (i) encourage, solicit, initiate, facilitate or continue inquiries regarding an Acquisition Proposal; (ii) enter into discussions or negotiations with, or provide any information to, any Person concerning a possible Acquisition Proposal; or (iii) enter into any agreements or other instruments (whether or not binding) regarding an Acquisition Proposal. Seller shall immediately cease and cause to be terminated, and shall cause its Affiliates (including the Company) and all of its and their Representatives to immediately cease and cause to be terminated, all existing discussions or negotiations with any Persons conducted heretofore with respect to, or that could lead to, an Acquisition Proposal.

(b)           In addition to the other obligations under this Section 5.03, Seller shall promptly (and in any event within three (3) Business Days after receipt thereof by Seller or its Representatives) advise Buyer orally and in writing of any Acquisition Proposal, any request for information with respect to any Acquisition Proposal, the material terms and conditions of such request, or Acquisition Proposal, and the identity of the Person making the same.

(c)            Seller agrees that the rights and remedies for noncompliance with this Section 5.03 shall include having such provision specifically enforced by any court having equity jurisdiction, it being acknowledged and agreed that any such breach or threatened breach shall cause irreparable injury to Buyer and that monetary damages would not provide an adequate remedy to Buyer.

Section 5.04       Notice of Certain Events.

(a)            From the Effective Date until the Closing Date, Seller and Buyer shall each promptly notify the other in writing of:

(i)                any fact, circumstance, event or action the existence, occurrence or taking of which has (A) had, individually or in the aggregate, a Material Adverse Effect, (B) resulted in, any representation or warranty made by Seller hereunder not being true and correct or (C) resulted in, the failure of any of the conditions set forth in Section 6.02 to be satisfied;

(ii)              any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated by this Agreement;

(iii)             any notice or other communication from any Governmental Authority in connection with the transactions contemplated by this Agreement; and

(iv)             any Actions commenced or, to Seller’s Knowledge or Buyer’s Knowledge, as the case may be, threatened against, relating to or involving or otherwise affecting Seller or Buyer or the Company that, if pending on the Effective Date, would have been required to have been disclosed pursuant to Section 3.17 or that relates to the consummation of the transactions contemplated by this Agreement.

Section 5.05         Resignations. Seller shall deliver to Buyer written resignations, effective as of the Closing Date, of the officers and managers of the Company.

Section 5.06         Confidentiality. From and after the Closing Date, Seller shall, and shall cause its Affiliates to, hold (and in the event of termination under Article VIII, Buyer as well as its Affiliates shall hold), and shall use its reasonable best efforts to cause its or their respective Representatives to hold, in confidence any and all information, whether written or oral, concerning the Company, except to the extent that Seller (or Buyer in the event of termination) can show that such information (a) is generally available to and known by the public through no fault of Seller (or Buyer in the event of termination), any of Affiliates or its Representatives; or (b) is lawfully acquired by Seller, any of its Affiliates or Representatives from and after the Closing Date from sources that are not prohibited from disclosing such information by a legal, contractual or fiduciary obligation. If Seller or any of its Affiliates or Representatives (or Buyer in the event of termination) are compelled to disclose any information by judicial or administrative process or by other requirements of Law, Seller shall promptly notify Buyer (or Buyer shall promptly notify Seller in the event of termination) in writing and shall disclose only that portion of such information which Seller is advised by their counsel in writing is legally required to be disclosed; provided, that Buyer (or Seller as the case may be) may with diligence seek an appropriate protective order or other reasonable assurance that confidential treatment will be accorded such information.

Section 5.07        Closing Conditions. From the Effective Date until the Closing Date, each Party shall, and Seller shall cause the Company to, use reasonable best efforts to take such actions as are necessary to expeditiously satisfy the closing conditions set forth in Article VI hereof.

Section 5.08         Public Announcements. Unless otherwise required by applicable Law (based upon the reasonable advice of counsel), no Party shall make any public announcements with respect to this Agreement or the transactions contemplated hereby or otherwise communicate with any news media without the prior written consent of the other Party (which consent shall not be unreasonably withheld or delayed), and the Parties shall cooperate as to the timing and contents of any such announcement.

Section 5.09        Further Assurances. Following the Closing, each of the Parties shall, and shall cause their respective Affiliates to, execute and deliver such additional documents, instruments, conveyances and assurances and take such further actions as may be reasonably required to carry out the provisions hereof and give effect to the transactions contemplated by this Agreement.

ARTICLE VI
Conditions to closing

Section 6.01        Conditions to Obligations of All Parties. The obligations of each Party to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment, at or prior to the Closing, of each of the following conditions:

(a)           Either the IPO shall have closed or the Uplisting shall have occurred; and

(b)           No Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Governmental Order that is in effect and has the effect of making the transactions contemplated by this Agreement illegal, otherwise restraining or prohibiting consummation of such transactions or causing any of the transactions contemplated hereunder to be rescinded following completion thereof.

Section 6.02         Conditions to Obligations of Buyer. The obligations of Buyer to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment or Buyer’s waiver, at or prior to the Closing, of each of the following conditions:

(a)            The representations and warranties of Seller shall be true and correct in all respects on and as of the Effective Date and the Closing Date with the same effect as though made at and as of such date (except those representations and warranties that address matters only as of a specified date, the accuracy of which shall be determined as of that specified date in all respects). Buyer hereby acknowledges that Seller shall have the right to update any representation and warranty given pursuant to Article III at any time after the Effective Date through an update to the Disclosure Schedules, with any such update a “Seller’s Disclosure Schedule Update.” If the Closing occurs, any such representation and warranty shall be amended by Seller’s Disclosure Schedule Update.

(b)           Seller shall have duly performed and complied in all material respects with all agreements, covenants and conditions required by this Agreement and each of the Ancillary Documents to be performed or complied with by it prior to or on the Closing Date; provided, that, with respect to agreements, covenants and conditions that are qualified by materiality, Seller shall have performed such agreements, covenants and conditions, as so qualified, in all respects.

(c)            No Action shall have been commenced against Buyer, Seller or the Company that would prevent the Closing. No injunction or restraining order shall have been issued by any Governmental Authority, and be in effect, which restrains or prohibits any transaction contemplated hereby.

(d)           All approvals, consents and waivers that are listed on Section 3.05 of the Disclosure Schedules shall have been received and executed counterparts thereof shall have been delivered to Buyer at or prior to the Closing.

(e)            There shall not have occurred any Material Adverse Effect from and after the Effective Date.

(f)            Seller shall have duly executed and delivered the Assignment to Buyer.

(g)           The Ancillary Documents shall have been executed and delivered by the parties thereto and true and complete copies thereof shall have been delivered to Buyer.

(h)           Buyer shall have received a certificate, dated the Closing Date and signed by a duly authorized officer of the Company, that each of the conditions set forth in Sections 6.02(a) and (b) have been satisfied.

(i)             Buyer shall have received a certificate of the Secretary or an Assistant Secretary (or equivalent officer) of the Company certifying that attached thereto are true and complete copies of all resolutions adopted by the board of managers or managing members of the Company authorizing the execution, delivery and performance of this Agreement, the Ancillary Documents and the consummation of the transactions contemplated hereby and thereby, that all such resolutions are in full force and effect and are all the resolutions adopted in connection with the transactions contemplated hereby and thereby.

(j)             Buyer shall have received a certificate of the Secretary or an Assistant Secretary (or equivalent officer) of the Company certifying the names and signatures of the officers of Company authorized to sign this Agreement, the Ancillary Documents and the other documents to be delivered hereunder and thereunder.

(k)            Buyer shall have received resignations of the managers and officers of the Company pursuant to Section 5.05.

(l)             Seller shall have delivered to Buyer a good standing certificate (or its equivalent) for the Company from the secretary of state or similar Governmental Authority of the jurisdiction under the Laws in which the Company is organized.

(m)           Seller shall have delivered to Buyer such other documents or instruments as Buyer reasonably requests and are reasonably necessary to consummate the transactions contemplated by this Agreement.

Section 6.03         Conditions to Obligations of Seller. The obligations of Seller to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment or Seller’s waiver, at or prior to the Closing, of each of the following conditions:

(a)            The representations and warranties of Buyer shall be true and correct in all respects on and as of the Effective Date and the Closing Date with the same effect as though made at and as of such date. Seller hereby acknowledges that Buyer shall have the right to update any representation and warranty given pursuant to Article IV herein at any time after the Effective Date through an update to the Disclosure Schedules, any such update a “Buyer’s Disclosure Schedule Update.” If the Closing occurs, any such representation and warranty shall be amended by such Buyer Disclosure Schedule Update.

(b)           Buyer shall have duly performed and complied in all material respects with all agreements, covenants and conditions required by this Agreement and each of the Ancillary Documents to be performed or complied with by it prior to or on the Closing Date; provided, that, with respect to agreements, covenants and conditions that are qualified by materiality, Buyer shall have performed such agreements, covenants and conditions, as so qualified, in all respects.

(c)            No Action shall have been commenced against Buyer that would prevent the Closing. No injunction or restraining order shall have been issued by any Governmental Authority, and be in effect, which restrains or prohibits any material transaction contemplated hereby.

(d)           All approvals, consents and waivers that are listed on Section 4.02 of the Disclosure Schedules shall have been received, and executed counterparts thereof shall have been delivered to Seller at or prior to the Closing.

(e)            The Ancillary Documents shall have been executed and delivered by the parties thereto and true and complete copies thereof shall have been delivered to Seller.

(f)            Seller shall have received a certificate, dated the Closing Date and signed by a duly authorized officer of Buyer, that each of the conditions set forth in Sections 6.02(a) and (b) have been satisfied.

(g)           Seller shall have received a certificate of the Secretary or an Assistant Secretary (or equivalent officer) of Buyer certifying that attached thereto are true and complete copies of all resolutions adopted by the board of directors of Buyer authorizing the execution, delivery and performance of this Agreement and the Ancillary Documents and the consummation of the transactions contemplated hereby and thereby, and that all such resolutions are in full force and effect and are all the resolutions adopted in connection with the transactions contemplated hereby and thereby.

(h)           Seller shall have received a certificate of the Secretary or an Assistant Secretary (or equivalent officer) of Buyer certifying the names and signatures of the officers of Buyer authorized to sign this Agreement, the Ancillary Documents and the other documents to be delivered hereunder and thereunder.

(i)             Buyer shall have delivered a certificate evidencing the Buyer Shares to the Escrow Agent.

(j)            Buyer shall have delivered to Seller such other documents or instruments as Seller reasonably requests and are reasonably necessary to consummate the transactions contemplated by this Agreement.

ARTICLE VII
Indemnification

Section 7.01         Survival Period. For purposes of this Agreement, (a) the representations and warranties of Seller contained in Sections 3.01, 3.02, 3.03, 3.19, 3.22 and 3.25 (each, a “Seller Fundamental Representation”) and the representations and warranties of Buyer contained in Sections 4.01, 4.02, 4.04 and 4.05 (each, a “Buyer Fundamental Representation”) shall survive indefinitely and (b) all other representations and warranties not referenced in this Section 7.01 shall survive for a period of twelve (12) months after the Closing Date. The Parties hereby agree that the foregoing is specifically intended to limit the time period within which a Party may make a Claim, notwithstanding any applicable statute of limitations. No Party shall be entitled to recover for any Losses pursuant to Sections 7.02 or 7.03 unless a Claim Notice is delivered to the Indemnifying Party before the applicable date set forth in this Section 7.01, in which case the Claim set forth in the Claim Notice shall survive the applicable date set forth in this Section 7.01 until such time as such Claim is fully and finally resolved. The covenants and agreements set forth in this Agreement and to be performed to any extent at or after the Closing Date, which have not been waived or amended as set forth herein, shall survive until fully discharged and performed and any Claims for indemnification with respect to a breach of such covenants to be performed in any respect after the Effective Date may be made at any time within the applicable statute of limitations.

Section 7.02         Indemnification by Seller. Seller shall indemnify and hold harmless Buyer and each of its officers, managers, members, agents and Representatives (collectively, the “Buyer Indemnified Parties”) from and against all Losses that the Buyer Indemnified Parties may suffer or sustain by reason of or arising out of (a) any inaccuracy in any representation or warranty of Seller contained in Article III, except to the extent that the same has been modified or updated by a Seller’s Disclosure Schedule Update or (b) any breach of any covenant or agreement of Seller contained in this Agreement (the amount of such Losses, the “Seller Indemnifiable Amount”). Except for Claims made pursuant to a breach of a Seller Fundamental Representation, all Claims made by Buyer shall be satisfied from the Escrow Account and the escrowed Buyer Shares. Notwithstanding the foregoing, if Seller (i) terminate this Agreement other than as set forth in Section 8.01 or (ii) breach the provisions of Section 5.03, in addition to all other remedies and damages Buyer may be entitled to pursuant to the provisions hereof, Seller shall be responsible to reimburse Buyer for all reasonable costs and expenses incurred by Buyer in connection with the preparation of this Agreement and the Ancillary Agreements and all reasonable accounting costs and expenses incurred in connection with any audit of the Financial Statements.

Section 7.03         Indemnification by Buyer. Buyer shall indemnify and hold harmless Seller and each of its Representatives (collectively, the “Seller Indemnified Parties”) from and against all Losses that the Seller Indemnified Parties may suffer or sustain by reason of or arising out of (a) any inaccuracy in any representation or warranty contained in Article IV, except to the extent that the same has been modified or updated by a Buyer Disclosure Schedule Update and (b) any breach of any covenant or agreement of the Buyer contained in this Agreement (the amount of such Losses, the “Buyer Indemnifiable Amount”).

Section 7.04       Limitations on Indemnification.

(a)               Except in the case of intentional fraud or a Claim involving a breach of any Buyer Fundamental Representation, the total aggregate Losses under the Buyer Indemnifiable Amount shall not exceed an amount equal to Five Hundred Thousand and No/100 Dollars ($500,000.00).

(b)               Except in the case of intentional fraud or a Claim involving a breach of any Seller Fundamental Representation, the total aggregate Losses under the Seller Indemnifiable Amount shall not exceed an amount equal to the value of the Buyer Shares that remain in the Escrow Account at the time that the Claim or breach is alleged by the Buyer Indemnified Parties and all Claims by Buyer for indemnification pursuant to this Article VII shall be made solely against and result in the cancellation of Buyer Shares deposited in the Escrow Account at a per share price equal to the IPO price or the Uplisting Price, as the case may be.

(c)               In no event shall any Indemnifying Party be liable to an Indemnified Party for any punitive, incidental, consequential, special or indirect damages, including loss of future revenue or income, loss of business reputation or opportunity relating to the breach or alleged breach of this Agreement, or diminution of value or any damages based on any type of multiple.

Section 7.05       Indemnification Claims.

(a)               If an Indemnified Party wishes to assert an indemnification claim hereunder (a “Claim”), the Indemnified Party shall deliver to the responsible Indemnifying Party a written notice (a “Claim Notice”) setting forth:

(i)                 a description of the matter giving rise to the Claim, including a reasonably detailed description of the facts and circumstances known to the Indemnified Party giving rise to the Claim, and

(ii)              to the extent determinable and based upon facts known to the Indemnified Party at such time, an estimate of the monetary amounts actually incurred or expected to be incurred for which indemnification is sought.

(b)              Within thirty (30) days after receipt of any Claim Notice, the Indemnifying Party shall (i) acknowledge in writing its responsibility for all or part of such matter for which indemnification is sought under this Article VII, and will either (A) satisfy (subject to the terms and conditions of Section 7.04) the portion of such matter as to which responsibility is acknowledged or (B) take such other action as is reasonably satisfactory to the Indemnified Party to provide reasonable security or other assurances for the performance of its obligations hereunder, and/or (ii) give written notice to the Indemnified Party of its intention to dispute or contest all or part of such responsibility. Upon delivery of the Indemnifying Party’s notice of its intention to contest the Claim, the Parties will negotiate in good faith to resolve any dispute as to the responsibility for or the amount of any such matter as promptly as possible. If the Parties fail to resolve such dispute within ninety (90) days of delivery of the notice of intention to contest, either Party may submit such Claim for resolution pursuant to Section 9.12.

Section 7.06       Defense of Third–Party Claims.

(a)               If an Indemnified Party receives written notice or otherwise obtains knowledge of any third–party claim or any threatened third–party claim that gives rise or is reasonably likely to give rise to a Claim against an Indemnifying Party, then the Indemnified Party shall promptly deliver to the Indemnifying Party a written notice describing such third–party claim in reasonable detail. The untimely delivery of such written notice by the Indemnified Party to the Indemnifying Party shall relieve the Indemnifying Party of liability with respect to such third–party claim only to the extent that it has actually been prejudiced by lack of timely notice under this Section 7.06(a) with respect to such third–party claim. The Indemnifying Party shall have the right, at its option, to assume the defense of any such third–party claim with counsel of its own choosing, which counsel shall be reasonably acceptable to the Indemnified Party. If the Indemnifying Party elects to assume the defense of an indemnification third–party claim, then:

(i)                 Except as set forth in Section 7.06(b), the Indemnifying Party shall not be required to pay or otherwise indemnify the Indemnified Party against any attorneys’ fees or other expenses incurred on behalf of the Indemnified Party in connection with such matter following the Indemnifying Party’s election to assume the defense of such matter so long as the Indemnifying Party continues to diligently conduct such defense;

(ii)              The Indemnified Party shall, subject to the Indemnifying Party’s agreement to appropriate confidentiality restrictions, use reasonable efforts to make available to the Indemnifying Party all books, records and other documents and materials that are under the direct or indirect control of the Indemnified Party or any of the Indemnified Party’s Representatives that the Indemnifying Party reasonably considers necessary or desirable for the defense of such matter and shall, upon prior request and to the extent reasonably necessary in connection with the defense of such claim, make available to the Indemnifying Party reasonable access to the Indemnified Party’s personnel; provided, that nothing herein shall require the Indemnified Party to disclose privileged documents that are unrelated to such claim except to the extent Indemnified Party is compelled to do so by a court of competent jurisdiction; and

(iii)            The Indemnified Party shall not be required to admit any liability with respect to such third–party claim.

(b)               If (i) the Indemnifying Party fails or refuses to assume the defense of and indemnification for such third–party claim within thirty (30) days of receipt of notice of such claim in accordance with Section 7.06(a), (ii) the Indemnifying Party fails to actively and diligently defend such third–party claim following any such acceptance, (iii) the third–party claim includes an injunction or seeks other equitable relief, (iv) the Indemnified Party shall have been advised by counsel reasonably acceptable to the Indemnifying Party that there are one (1) or more legal or equitable defenses available to it which are different from or in addition to those available to the Indemnifying Party, and, in the reasonable opinion of the Indemnified Party, counsel for the Indemnifying Party could not adequately represent the interests of the Indemnified Party because such interests would be in conflict with those of the Indemnifying Party or (v) the third–party claim includes damages that could exceed the limitations in Section 7.04, then at the Indemnified Party’s option, the Indemnified Party may assume the defense and if it assumes the defense, the Indemnified Party shall proceed to actively and diligently defend such third–party claim with the assistance of counsel of its selection, and the Indemnifying Party shall be entitled to participate in (but not control) the defense of such third–party claim, with its own counsel and at its own expense; provided, that if the Indemnifying Party agrees in writing that the Indemnified Party is entitled to indemnification hereunder for such third–party claim, and the Indemnifying Party is otherwise determined to be obligated for the Losses under this Article VII in respect of such third–party claim, then the Losses recoverable by the Indemnified Party shall include all reasonable costs and expenses, including the defense set forth herein.

(c)               No third–party claim may be settled by the Indemnified Party without notice to, and the written consent of, the Indemnifying Party, which consent shall not be unreasonably withheld or delayed. No third–party claim may be settled by the Indemnifying Party without notice to, and the written consent of, the Indemnified Party, which consent shall not be unreasonably withheld or delayed. For purposes of this Section 7.06, the decision not to pursue an appeal (whether as of right or discretionary) shall be deemed to be a decision to settle or compromise, requiring the prior written consent of the Party that has not assumed the defense of such matter, which consent shall not be unreasonably withheld.

ARTICLE VIII
Termination

Section 8.01       Termination. This Agreement may be terminated at any time prior to the Closing in the event any of the following:

(a)               By the mutual written consent of Seller and Buyer.

(b)               By Buyer by written notice to Seller if:

(i)                 Buyer is not then in material breach of any provision of this Agreement and (i) there has been a breach, inaccuracy in or failure to perform any representation, warranty, covenant or agreement made by Seller pursuant to this Agreement that would give rise to the failure of any of the conditions specified in Article VI and such breach, inaccuracy or failure has not been cured by Seller within thirty (30) days of Seller’s receipt of written notice of such breach from Buyer or (ii) Seller delivers to Buyer a Seller Disclosure Schedule Update that Buyer, in its sole discretion, declines in writing to accept within five (5) days of receipt; or

(ii)              Any of the conditions set forth in Section 6.01 and Section 6.02 shall not have been, or if it becomes apparent that any of such conditions will not be, fulfilled by December 31, 2020, unless such nonfulfillment shall be due to the failure of Buyer to perform or comply with any of the covenants, agreements or conditions herein to be performed or complied with by it prior to the Closing.

(c)               By Seller by written notice to Buyer if:

(i)                 Seller is not then in material breach of any provision of this Agreement and (i) there has been a breach, inaccuracy in or failure to perform any representation, warranty, covenant or agreement made by Buyer pursuant to this Agreement that would give rise to the failure of any of the conditions specified in Article VI and such breach, inaccuracy or failure has not been cured by Buyer within thirty (30) days of Buyer’s receipt of written notice of such breach from Seller or (ii) Buyer delivers to Seller a Buyer Disclosure Schedule Update which Seller in its sole discretion decline in writing to accept within five (5) days of receipt; or

(ii)              Any of the conditions set forth in Section 6.01 and Section 6.02 shall not have been, or if it becomes apparent that any of such conditions will not be, fulfilled by December 31, 2020, unless such nonfulfillment shall be due to the failure of Seller to perform or comply with any of the covenants, agreements or conditions hereof to be performed or complied with by it prior to the Closing.

(d)               By Buyer or Seller in the event that (i) there shall be any Law that makes consummation of the transactions contemplated by this Agreement illegal or otherwise prohibited or (ii) any Governmental Authority shall have issued a Governmental Order restraining or enjoining the transactions contemplated by this Agreement, and such Governmental Order shall have become final and non–appealable.

Section 8.02      Effect of Termination. In the event that this Agreement is terminated in accordance with this Article VIII, this Agreement shall then become void and there shall be no liability on the part of any Party except as set forth in Section 5.06 and the last sentence of Section 7.02.

ARTICLE IX
Miscellaneous

Section 9.01       Expenses. Except as otherwise expressly provided herein, all costs and expenses, including, without limitation, fees and costs of legal counsel, financial advisors and accountants incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the Party incurring such costs and expenses, whether or not the Closing shall have occurred.

Section 9.02       Headings. The headings in this Agreement are for reference only and shall not affect the interpretation of this Agreement.

Section 9.03       Entire Agreement. This Agreement and the Ancillary Documents constitute the sole and entire agreement of the Parties with respect to the subject matter contained herein and therein, and supersede all prior and contemporaneous understandings and agreements, both written and oral, with respect to such subject matter. In the event of any inconsistency between the statements in the body of this Agreement and those in the Ancillary Documents, the Exhibits and Disclosure Schedules (other than an exception expressly set forth as such in the Disclosure Schedules), the statements in the body of this Agreement shall control.

Section 9.04       Successors and Assigns. No Party may assign or otherwise transfer this Agreement or any of its rights hereunder to any Person without the prior written consent of the other Parties. Subject to the foregoing, this Agreement shall inure to the benefit of and be binding upon the Parties hereto and their successors, personal Representatives, heirs and permitted assigns.

Section 9.05      Severability. If any term or provision of this Agreement is invalid, illegal, or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction. If any provision of this Agreement is determined by a court of competent jurisdiction to be invalid, illegal or unenforceable, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

Section 9.06       Amendment This Agreement may be amended, modified, waived, discharged or terminated only by an instrument in writing signed by each Party.

Section 9.07       Notices. All notices, requests, consents, claims, demands, waivers and other communications hereunder shall be in writing and shall be deemed to have been given (a) when delivered by hand (with written confirmation of receipt); (b) when received by the addressee if sent by a nationally recognized overnight courier (receipt requested); (c) on the date sent by facsimile or e–mail of a PDF document (with confirmation of transmission) if sent during normal business hours of the recipient and on the next Business Day if sent after normal business hours of the recipient or (d) on the third day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid. Such communications must be sent to the respective Parties at the following addresses (or at such other address for a Party as shall be specified in a notice given in accordance with this Section 9.07):

If to Seller:	D. Jones Tailored Collection, Ltd. 2736 Routh Street Dallas, Texas 75201 Email: drew@harperandjones.com Attention: Drew Jones with a copy to:

Meadows, Collier, Reed, Cousins, Crouch & Ungerman, L.L.P.

901 Main Street, Suite 3700

Dallas, Texas 75202

Facsimile: (214) 292-2331

Email: lstapleton@meadowscollier.com

Attention: Laura L. Stapleton, Esq.

If to Buyer:	Denim.LA, Inc. 537 Broadway Los Angeles, CA 90014 Email: hil@dstld.la Attention: Hil Davis, Chief Executive Officer
with a copy to:	Manatt, Phelps & Phillips, LLP 695 Town Center Drive, 14th Floor Costa Mesa, CA 92646 Facsimile: (714) 371-2550 Email: tpoletti@manatt.com Attention: Thomas J. Poletti, Esq.

Section 9.08       Counterparts. This Agreement may be executed in several original or electronic counterparts, each of which is an original, but all of which shall constitute one (1) instrument.

Section 9.09       Third-Party Rights. This Agreement shall not confer any rights or remedies upon any Person other than the Parties, the Indemnified Parties and their respective successors and permitted assigns.

Section 9.10       Exhibits and Schedules. Each of the exhibits and schedules referred to herein and attached hereto is an integral part of this Agreement and is incorporated herein by this reference.

Section 9.11       Governing Law. This Agreement shall be governed by, interpreted under, and construed and enforced in accordance with the Laws of the State of Delaware, without regard to conflicts of Laws principles.

Section 9.12       Dispute Resolution. Any claim, demand, disagreement, controversy or dispute that arises regarding, from or in connection with this Agreement or the breach, alleged breach or termination thereof, other than as set forth in Section 2.05 (collectively, a “Dispute”), between or among the Parties shall be resolved in accordance with the following dispute resolution procedures:

(a)               Cooperation. If a Dispute arises, any Party may notify the other Parties by sending a written notice (a “Dispute Notice”), which Dispute Notice shall identify the Dispute in reasonable detail and set forth briefly the notifying Party’s position with respect to the Dispute. Upon receipt of any Dispute Notice, the Parties shall use reasonable efforts to cooperate and arrive at a mutually acceptable resolution of the Dispute within the next thirty (30) days.

(b)               Arbitration. In the event that the Dispute is not resolved pursuant to the procedures described in Section 9.12(a), any Party may request that the Dispute be submitted to binding arbitration by providing a notice of arbitration (the “Arbitration Notice”) to the other Parties to the Dispute. The Arbitration Notice shall be issued within thirty (30) days following the conclusion of the thirty (30) day cooperation period described in Section 9.12(a) and shall identify the unresolved Dispute in reasonable detail.

(c)               Selection of the Arbitrator. The Parties agree that the Dispute shall be submitted to a single arbitrator, acceptable to both Parties, who has at least twenty (20) years’ experience in the garment industry or the retail fashion industry. The Parties shall use their commercially reasonable efforts to mutually select a qualified arbitrator within ten (10) days after the Arbitration Notice has been delivered. If the Parties cannot agree on the arbitrator within such ten (10) day period, then any Party may request that ADR Services, Inc., the American Arbitration Association or JAMS appoint the arbitrator (who must have the qualifications described above) in accordance with its arbitration rules. The Party seeking action by ADR Services, Inc., the American Arbitration Association or JAMS shall request that the appointment be made within ten (10) Business Days.

(d)               The Arbitration Hearing. The arbitration hearing shall be held on a date and at a place and time mutually acceptable to the arbitrator and the Parties within sixty (60) days following the appointment of the arbitrator; provided, that the Parties’ request for a hearing within such time period is not expedited. At least seventy-two (72) hours in advance of the arbitration hearing, each Party involved in the Dispute shall prepare its best and final offer to settle the Dispute in full (the “Final Offer”), and shall deliver its Final Offer to the other Parties involved in the Dispute and the arbitrator. The arbitrator shall determine the format of the arbitration hearing to ensure that the Parties have an opportunity to make an oral presentation of their views of the Dispute and for each Party to explain its Final Offer.

(e)               The Decision. Upon the conclusion of the arbitration hearing, the Parties shall request that the arbitrator determine an award that is neither less than the lowest Final Offer nor more than the highest Final Offer. The arbitrator’s award shall be final and binding on the Parties and the Parties shall be required to act in accordance with such decision.

(f)                Fees and Expenses. Except to the extent specifically set forth in this Agreement, the Parties shall pay their own fees and expenses incurred in connection with the Dispute resolution proceedings set forth in this Section 9.12; provided, however, that in the case of an arbitration, the arbitrator may include in its award that the fees and expenses may be awarded to the Party that prevails.

Section 9.13       Waiver of Jury Trial. EACH PARTY HEREBY WAIVES ITS RIGHTS TO A JURY TRIAL OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OF THIS AGREEMENT, THE ANCILLARY DOCUMENTS, THE SECURITIES OR THE SUBJECT MATTER HEREOF OR THEREOF. THE SCOPE OF THIS WAIVER IS INTENDED TO BE ALL ENCOMPASSING OF ANY AND ALL DISPUTES THAT MAY BE FILED IN ANY COURT AND THAT RELATE TO THE SUBJECT MATTER OF THIS TRANSACTION, INCLUDING, WITHOUT LIMITATION, CONTRACT CLAIMS, TORT CLAIMS (INCLUDING NEGLIGENCE), BREACH OF DUTY CLAIMS AND ALL OTHER COMMON LAW AND STATUTORY CLAIMS. THIS SECTION 9.13 HAS BEEN FULLY DISCUSSED BY EACH OF THE PARTIES HERETO AND THESE PROVISIONS WILL NOT BE SUBJECT TO ANY EXCEPTIONS. EACH PARTY HERETO HEREBY FURTHER WARRANTS AND REPRESENTS THAT SUCH PARTY HAS REVIEWED THIS WAIVER WITH ITS LEGAL COUNSEL AND THAT SUCH PARTY KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS FOLLOWING CONSULTATION WITH LEGAL COUNSEL.

[Remainder of page intentionally left blank. Signature page follows.]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed as of the date written below each Party’s signature to be effective as of the Effective Date.

SELLER:

D. JONES TAILORED COLLECTION, LTD.,
a Texas limited partnership

By:	DJONES, LLC,
a Texas limited liability company
Its:	General Partner

By:	/s/ Drew Jones
Drew Jones
Its: Managing Member
Date: October 27, 2020

BUYER:

DENIM.LA, INC.,
a Delaware corporation

By:	/s/ Hil Davis
Hil Davis
Its: Chief Executive Officer
Date: October 26, 2020

SIGNATURE PAGE
TO
MEMBERSHIP INTERESTS PURCHASE AGREEMENT